UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F
APPLICATION FOR DEREGISTRATION
PURSUANT TO SECTION 8(f)
OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT")
AND RULE 8f-1 THEREUNDER

I. GENERAL IDENTIFYING INFORMATION

1. REASON FUND IS APPLYING TO DEREGISTER (CHECK ONLY ONE; FOR DESCRIPTIONS, SEE INSTRUCTION 1 ABOVE):

[X] MERGER

Note: This fund (the "Original Fund") was reorganized as a corresponding series (the "Successor Fund") within an existing registrant, through an approval of an Agreement and Plan of Conversion and Termination by shareholders of the Original Fund, with all assets and liabilities of the Original Fund having been transferred to the Successor Fund.

[ ] LIQUIDATION

[ ] ABANDONMENT OF REGISTRATION
(NOTE: ABANDONMENTS OF REGISTRATION ANSWER ONLY QUESTIONS 1 THROUGH 15, 24 AND 25 OF THIS FORM AND COMPLETE VERIFICATION AT THE END OF THE FORM.)

[ ] ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
(NOTE: BUSINESS DEVELOPMENT COMPANIES ANSWER ONLY QUESTIONS 1 THROUGH 10
OF THIS FORM AND COMPLETE VERIFICATION AT THE END OF THE FORM.)

2. NAME OF FUND:

Keystone Global Opportunities Fund

3. SECURITIES AND EXCHANGE COMMISSION FILE NO.:

811-05404

4. IS THIS AN INITIAL FORM N-8F OR AN AMENDMENT TO A PREVIOUSLY FILED FORM N-8F?

                [X] Initial Application             [ ] Amendment

5. ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (INCLUDE NO. & STREET, CITY, STATE, ZIP CODE):

200 Berkeley Street
Boston, MA 02116

6. NAME, ADDRESS AND TELEPHONE NUMBER OF INDIVIDUAL THE COMMISSION STAFF SHOULD CONTACT WITH ANY QUESTIONS REGARDING THIS FORM:

Regina Brown

Evergreen Investments

200 Berkeley Street, 26th floor

Boston MA 02116

617-210-3687

7. NAME, ADDRESS AND TELEPHONE NUMBER OF INDIVIDUAL OR ENTITY RESPONSIBLE FOR MAINTENANCE AND PRESERVATION OF FUND RECORDS IN ACCORDANCE WITH RULES 31A-1 AND 31A-2 UNDER THE ACT [17 CFR 270.31A-1, .31A-2]:

TRUST AGREEMENTS, BYLAWS AND MINUTE BOOKS:

Maureen E. Towle, Esq.

Evergreen Investments

200 Berkeley Street, 26th floor

Boston MA 02116

617-210-3682

OTHER FUND RECORDS:

Kasey Phillips / Jeremy DePalma
Evergreen Investments

200 Berkeley Street, 21st floor

Boston MA 02116

617-210-3372 / 617-210-3588

NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-2 FOR THE PERIODS SPECIFIED TO THOSE RULES.

 8. CLASSIFICATION OF FUND (CHECK ONLY ONE):

[X] MANAGEMENT COMPANY;
[ ] UNIT INVESTMENT TRUST; OR
[ ] FACE-AMOUNT CERTIFICATE COMPANY.

9. SUBCLASSIFICATION IF THE FUND IS A MANAGEMENT COMPANY (CHECK ONLY ONE):

[X] OPEN-END        [ ] CLOSED-END

10. STATE LAW UNDER WHICH THE FUND WAS ORGANIZED OR FORMED (E.G., DELAWARE, MASSACHUSETTS):

Massachusetts

11. PROVIDE THE NAME AND ADDRESS OF EACH INVESTMENT ADVISER OF THE FUND (INCLUDING SUB-ADVISERS) DURING THE LAST FIVE YEARS, EVEN IF THE FUND’S CONTRACTS WITH THOSE ADVISERS HAVE BEEN TERMINATED:

Investment Adviser:

Keystone Investment Management Company
200 Berkeley Street

Boston, MA  02116

12. PROVIDE THE NAME AND ADDRESS OF EACH PRINCIPAL UNDERWRITER OF THE FUND DURING THE LAST FIVE YEARS, EVEN IF THE FUND’S CONTRACTS WITH THOSE UNDERWRITERS HAVE BEEN TERMINATED:

Evergreen Distributor, Inc.
125 W. 55th St.
New York, NY 10019

13. IF THE FUND IS A UNIT INVESTMENT TRUST (“UIT”) PROVIDE:

(A) DEPOSITOR’S NAME(S) AND ADDRESS(ES): N/A

(B) TRUSTEE’S NAME(S) AND ADDRESS(ES): N/A

14. IS THERE A UIT REGISTERED UNDER THE ACT THAT SERVED AS A VEHICLE FOR INVESTMENT IN THE FUND (E.G., AN INSURANCE COMPANY SEPARATE ACCOUNT)?

       [ ] Yes       [X] No

IF YES, FOR EACH UIT STATE:

NAME(S):

FILE NO.: 811-______

BUSINESS ADDRESS:

15. (A) DID THE FUND OBTAIN APPROVAL FROM THE BOARD OF DIRECTORS CONCERNING THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION OR ABANDONMENT OF REGISTRATION?

[X] YES       [ ] NO

IF YES, STATE THE DATE ON WHICH THE BOARD VOTE TOOK PLACE:

September 16, 1997

IF NO, EXPLAIN:

(B) DID THE FUND OBTAIN APPROVAL FROM THE SHAREHOLDERS CONCERNING THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION OR ABANDONMENT OF REGISTRATION?

       [X] YES       [ ] NO

IF YES, STATE THE DATE ON WHICH THE SHAREHOLDER VOTE TOOK PLACE:

January 6, 1998

IF NO, EXPLAIN:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. HAS THE FUND DISTRIBUTED ANY ASSETS TO ITS SHAREHOLDERS IN CONNECTION WITH THE MERGER OR LIQUIDATION?

       [X] YES       [ ] NO

(A) IF YES, LIST THE DATE(S) ON WHICH THE FUND MADE THOSE DISTRIBUTIONS:

On or about January 13, 1998

(B) WERE THE DISTRIBUTIONS MADE ON THE BASIS OF NET ASSETS?

       [X] YES       [ ] NO

(C) WERE THE DISTRIBUTIONS MADE PRO RATA BASED ON SHARE OWNERSHIP?

       [X] YES       [ ] NO

(D) IF NO TO (B) OR (C) ABOVE, DESCRIBE THE METHOD OF DISTRIBUTIONS TO SHAREHOLDERS. FOR MERGERS, PROVIDE THE EXCHANGE RATIO(S) USED AND EXPLAIN HOW IT WAS CALCULATED:

(E) LIQUIDATIONS ONLY:

WERE ANY DISTRIBUTIONS TO SHAREHOLDERS MADE IN KIND?

       [ ] YES       [ ] NO

IF YES, INDICATE THE PERCENTAGE OF FUND SHARES OWNED BY AFFILIATES, OR ANY OTHER AFFILIATION OF SHAREHOLDERS:

17. CLOSED-END FUNDS ONLY:

HAS THE FUND ISSUED SENIOR SECURITIES?

       [ ] YES       [ ] NO        N/A

IF YES, DESCRIBE THE METHOD OF CALCULATING PAYMENTS TO SENIOR SECURITY HOLDERS AND DISTRIBUTIONS TO OTHER SHAREHOLDERS:

18. HAS THE FUND DISTRIBUTED ALL OF ITS ASSETS TO THE FUND’S SHAREHOLDERS?

       [X] YES       [ ] NO

As described above, all of the Original Fund's assets were acquired by the Successor Fund in exchange for shares of the Successor Fund and the assumption by the Successor Fund of certain identified liabilities of the Original Fund.

IF NO,

(A) HOW MANY SHAREHOLDERS DOES THE FUND HAVE AS OF THE DATE THIS FORM IS FILED?

(B) DESCRIBE THE RELATIONSHIP OF EACH REMAINING SHAREHOLDER TO THE FUND:

19. ARE THERE ANY SHAREHOLDERS WHO HAVE NOT YET RECEIVED DISTRIBUTIONS IN COMPLETE LIQUIDATION OF THEIR INTERESTS?

       [ ] YES       [X] NO

IF YES, DESCRIBE BRIEFLY THE PLANS (IF ANY) FOR DISTRIBUTING TO, OR PRESERVING THE INTERESTS OF, THOSE SHAREHOLDERS:

III. ASSETS AND LIABILITIES

20. DOES THE FUND HAVE ANY ASSETS AS OF THE DATE THIS FORM IS FILED?
(SEE QUESTION 18 ABOVE)

       [ ] Yes       [X] No

IF YES,

(A) DESCRIBE THE TYPE AND AMOUNT OF EACH ASSET RETAINED BY THE FUND AS OF THE DATE THIS FORM IS FILED:

(B) WHY HAS THE FUND RETAINED THE REMAINING ASSETS?

(C) WILL THE REMAINING ASSETS BE INVESTED IN SECURITIES?

       [ ] YES       [ ] NO

21. DOES THE FUND HAVE ANY OUTSTANDING DEBTS (OTHER THAN FACE-AMOUNT CERTIFICATES IF THE FUND IS A FACE-AMOUNT CERTIFICATE COMPANY) OR ANY OTHER LIABILITIES?

       [ ] YES       [X] NO

IF YES,

(A) DESCRIBE THE TYPE AND AMOUNT OF EACH DEBT OR OTHER LIABILITY:

(B) HOW DOES THE FUND INTEND TO PAY THESE OUTSTANDING DEBTS OR OTHER LIABILITIES?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (A) LIST THE EXPENSES INCURRED IN CONNECTION WITH THE MERGER OR LIQUIDATION:

Expenses not separately broken down.

                    (I) LEGAL EXPENSES:

                    (II) ACCOUNTING EXPENSES:

                    (III) OTHER EXPENSES (LIST AND IDENTIFY SEPARATELY):

                    (IV) TOTAL EXPENSES (SUM OF LINES (I)-(III) ABOVE):

(B) HOW WERE THOSE EXPENSES ALLOCATED?

(C) WHO PAID THOSE EXPENSES?

Expenses incurred in connection with the reorganization were by applicant.

(D) HOW DID THE FUND PAY FOR UNAMORTIZED EXPENSES (IF ANY)?

 There were no unamortized expenses.

23. HAS THE FUND PREVIOUSLY FILED AN APPLICATION FOR AN ORDER OF THE COMMISSION REGARDING THE MERGER OR LIQUIDATION?

       [ ] YES       [X] NO

IF YES, CITE THE RELEASE NUMBERS OF THE COMMISSION’S NOTICE AND ORDER OR, IF NO NOTICE OR ORDER HAS BEEN ISSUED, THE FILE NUMBER AND DATE THE APPLICATION WAS FILED:

V. CONCLUSION OF FUND BUSINESS

24. IS THE FUND A PARTY TO ANY LITIGATION OR ADMINISTRATIVE PROCEEDING?

       [ ] YES       [X] NO

IF YES, DESCRIBE THE NATURE OF ANY LITIGATION OR PROCEEDING AND THE POSITION TAKEN BY THE FUND IN THAT LITIGATION:

25. IS THE FUND NOW ENGAGED, OR INTENDING TO ENGAGE, IN ANY BUSINESS ACTIVITIES OTHER THAN THOSE NECESSARY FOR WINDING UP ITS AFFAIRS?

       [ ] YES       [X] NO

IF YES, DESCRIBE THE NATURE AND EXTENT OF THOSE ACTIVITIES:

VI. MERGERS ONLY

26. (A) STATE THE NAME OF THE FUND SURVIVING THE MERGER:

Keystone Global Opportunities Fund (which changed its name to Evergreen Global Opportunities Fund), a newly-created series of Evergreen International Trust, a Delaware statutory trust and open-end management investment company.

The reorganization was part of an overall plan to convert the Evergreen Keystone funds, of which the Original Fund was one, into series of Delaware statutory trusts, to simplify and make consistent various investment restrictions and policies, and to obtain the advantages of Delaware law.

(B) STATE THE INVESTMENT COMPANY ACT FILE NUMBER OF THE FUND SURVIVING THE MERGER:

811-08553

(C) IF THE MERGER OR REORGANIZATION AGREEMENT HAS BEEN FILED WITH THE COMMISSION, STATE THE FILE NUMBER(S), FORM TYPE USED AND DATE THE AGREEMENT WAS FILED:

Filing for the Original Fund:

File Numbers: 811-05404 / 033-18774

The PRES14A was filed on October 3, 1997 and the DEFS14A was filed on October 27, 1997.

Filing for the Successor Fund:

File Numbers: 811-08553/333-42195

The 485A was filed on January 9, 1998.

Note: The 485A filing for the Successor Fund included disclosure that, pursuant to Rule 414 under the Securities Act, by this amendment to Registration Statement No. 033-18774/811-05404 on Form N-1A of Keystone Global Opportunities Fund, a Massachusetts business trust, the Successor Fund hereby adopted the Registration Statement of the Original Fund under the Securities Act and the notification of registration and Registration Statement of the Original Fund under the 1940 Act.

(D) IF THE MERGER OR REORGANIZATION AGREEMENT HAS NOT BEEN FILED WITH THE COMMISSION, PROVIDE A COPY OF THE AGREEMENT AS AN EXHIBIT TO THIS FORM.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of KEYSTONE GLOBAL OPPORTUNITIES FUND (ii) he is a duly authorized officer of such company, and (iii) all actions by shareholders, Trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Michael H. Koonce, Esq.

Signature

Michael H. Koonce, Esq.